Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Name	Jurisdiction of Incorporation
Automotive Wheels, Inc.	California

Titan Tire Corporation	Illinois

Titan Tire Corporation of Bryan	Ohio

Titan Tire Corporation of Freeport	Illinois

Titan Tire Corporation of Texas	Texas

Titan Wheel Corporation of Illinois	Illinois